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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    July 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release, dated July 10, 2008

    Material Change Report, dated July 10, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007): Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                           July 10, 2008

First Los Planes Bottle Roll Testing Returns Up To 88.6% Gold Recovery.

Vancouver, BC – July 10, 2008, Pediment Exploration Ltd. (TSXV:PEZ, OTCBB:PEZFF, Frankfurt:P5E.F) (“Pediment Exploration” or the “Company”) is very pleased to report the results from bottle roll testing of its initial set of nine composite samples of its Los Planes gold zone. Samples were grouped and composited for the Company by SGS Laboratories to test “high”, “median” and “low” gold grade material from each of oxide, oxide-sulphide mix, and sulphide ore types.  The average gold recovery for all nine composites after 96 hours of testing was 78.5%, with a variance from 88.6% for high-grade oxidized material to 67.7% for high-grade sulphide material.  The Company considers these to be excellent initial results.  Concurrently with the on-going definition and exploratory drill testing at San Antonio, a sampling program will be undertaken to optimize potential mining and extraction processes based on gold recovery by cyanide leaching.

An outline of the measured recoveries of the various composites is as follows:

Sample # SAMT -	Material Type	Gold Grade	%extracted after	%extracted after	%extracted after	%extracted after
		g/t	24 hours	48 hours	72 hours	96 hours
001	Oxide	11.80	53.12	75.31	86.79	88.63
002	Oxide	1.59	20.00	32.97	50.04	78.07
003	Oxide	0.92	67.31	73.02	78.58	85.02
004	Mixed	12.30	63.00	70.15	74.53	79.27
005	Mixed	2.48	47.57	55.82	68.41	76.27
006	Mixed	0.70	33.88	38.25	77.79	86.29
007	Sulphide	14.10	54.40	59.35	62.30	67.74
008	Sulphide	3.32	56.47	51.41	69.58	73.61
009	Sulphide	0.83	37.76	46.63	67.59	71.72
Average						78.5

The composites were compiled from 99 separate samples of reverse circulation drill cuttings collected during Pediment Exploration’s grade sampling program.  The samples were sent to SGS Laboratories in Durango, Mexico, where a 500 gram portion of each composite was dried at 50o C and then placed into a one gallon (3.8 litre) jar with 1000 ml of un-distilled water.  Sodium cyanide (NaCN) was added at a concentration of 3000 ppm, and sufficient lime (CaO) to generate a ph of 11.  Additional NaCN was added through the test period as needed to maintain a 3000 ppm concentration.

The focus of this testing was simply to determine if the mineralization is amenable to cyanide leach extraction.  Since the samples were composed of drill cuttings no measurement was made of particle size, but SGS indicated that the material was relatively coarse relative to the sizing that might be used in a fine-grinding circuit.  SGS also noted that the indicated cyanide consumptions are high because of high concentrations being used in this testing, and that optimization testing could likely reduce this considerably.  Further information on initial metal contents and consumptions of cyanide and lime will be posted to Pediment Exploration’s website (http://www.pedimentexploration.com).

Mel Herdrick, Pediment Exploration’s VP of Exploration, commented: “These initial metallurgical results for Los Planes are very favourable for bottle roll type tests. The next step is to complete longer term column testing which usually have higher recoveries and will allow us to begin to focus on determining whether low cost heap leach extraction of the oxidized material is possible.   The recent resource estimate of 1.45 million ounces gold at Planes/Colinas (43-101complient) combined with this confirmation that bottle roll recoveries at Planes are similar to historical testing at Las Colinas is exciting.  It confirms our expectations of the heap leachable character of the oxides and also indicates good recoveries from mixed and sulphide material at Los Planes. These results move us another step closer to Pediment

Exploration’s ultimate goal of proving the economic viability of the growing gold resource at the San Antonio project.”

Reverse circulation drilling to enhance and expand the Los Planes and Las Colinas resources continues.  Further results will be reported once they are received and compiled by the Company.

Mel Herdrick, VP Exploration and a Director of the Company, is a Qualified Person as defined NI 43-101, and has reviewed and approved this release.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well as several reconnaissance programs.  Pediment considers both San Antonio and La Colorada to be potential producers and will continue to advance both projects while undertaking earlier stage exploration on other projects and evaluating potential new acquisitions. The Company is well capitalized, with close to $20 Million in the bank and no material debt.

For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

Forward-Looking Statement Caution

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws applicable to the Company’s disclosures, regarding the results of bottle roll testing of its initial set of nine composite samples, and future production potential on certain of the Company’s mineral prospects.. Such statements include, without limitation, statements regarding the potential future gold recovery rates by cyanide leaching methods, possible variation in results through the application of optimization methods and the future production potential of certain of the Company’s properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the

Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2  Date of Material Change

July 10, 2008

Item 3  News Release

The news release was disseminated on July 10, 2008 by way of Stockwatch and Marketwire.

Item 4  Summary of Material Change

The Company reports on the first Los Planes bottle roll testing results.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

Pediment Exploration Ltd. reports the results from bottle roll testing of its initial set of nine composite samples of its Los Planes gold zone. Samples were grouped and composited for the Company by SGS Laboratories to test “high”, “median” and “low” gold grade material from each of oxide, oxide-sulphide mix, and sulphide ore types.  The average gold recovery for all nine composites after 96 hours of testing was 78.5%, with a variance from 88.6% for high-grade oxidized material to 67.7% for high-grade sulphide material.  The Company considers these to be excellent initial results.  Concurrently with the on-going definition and exploratory drill testing at San Antonio, a sampling program will be undertaken to optimize potential mining and extraction processes based on gold recovery by cyanide leaching.

An outline of the measured recoveries of the various composites is as follows:

Sample # SAMT -	Material Type	Gold Grade	%extracted after	%extracted after	%extracted after	%extracted after
		g/t	24 hours	48 hours	72 hours	96 hours
001	Oxide	11.80	53.12	75.31	86.79	88.63
002	Oxide	1.59	20.00	32.97	50.04	78.07
003	Oxide	0.92	67.31	73.02	78.58	85.02
004	Mixed	12.30	63.00	70.15	74.53	79.27
005	Mixed	2.48	47.57	55.82	68.41	76.27
006	Mixed	0.70	33.88	38.25	77.79	86.29
007	Sulphide	14.10	54.40	59.35	62.30	67.74
008	Sulphide	3.32	56.47	51.41	69.58	73.61
009	Sulphide	0.83	37.76	46.63	67.59	71.72
Average						78.5

The composites were compiled from 99 separate samples of reverse circulation drill cuttings collected during Pediment Exploration’s grade sampling program.  The samples were sent to SGS Laboratories in Durango, Mexico, where a 500 gram portion of each composite was dried at 50o C and then placed into a one gallon (3.8 litre) jar with 1000 ml of un-distilled water.  Sodium cyanide (NaCN) was added at a concentration of 3000 ppm, and sufficient lime (CaO) to generate a ph of 11.  Additional NaCN was added through the test period as needed to maintain a 3000 ppm concentration.

The focus of this testing was simply to determine if the mineralization is amenable to cyanide leach extraction.  Since the samples were composed of drill cuttings no measurement was made of particle size, but SGS indicated that the material was relatively coarse relative to the sizing that might be used in a fine-grinding circuit.  SGS also noted that the indicated cyanide consumptions are high because of high concentrations being used in this testing, and that optimization testing could likely reduce this considerably.  Further information on initial metal contents and consumptions of cyanide and lime will be posted to Pediment Exploration’s website (http://www.pedimentexploration.com).

Mel Herdrick, Pediment Exploration’s VP of Exploration, commented: “These initial metallurgical results for Los Planes are very favourable for bottle roll type tests. The next step is to complete longer term column testing which usually have higher recoveries and will allow us to begin to focus on determining whether low cost heap leach extraction of the oxidized material is possible.   The recent resource estimate of 1.45 million ounces gold at Planes/Colinas (43-101complient) combined with this confirmation that bottle roll recoveries at Planes are similar to historical testing at Las Colinas is exciting.  It confirms our expectations of the heap leachable character of the oxides and also indicates good recoveries from mixed and sulphide material at Los Planes. These results move us another step closer to Pediment Exploration’s ultimate goal of proving the economic viability of the growing gold resource at the San Antonio project.”

Reverse circulation drilling to enhance and expand the Los Planes and Las Colinas resources continues.  Further results will be reported once they are received and compiled by the Company.

Mel Herdrick, VP Exploration and a Director of the Company, is a Qualified Person as defined NI 43-101, and has reviewed and approved this release.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well as several reconnaissance programs.  Pediment considers both San Antonio and La Colorada to be potential producers and will continue to advance both projects while undertaking earlier stage exploration on other projects and evaluating potential new acquisitions. The Company is well capitalized, with close to $20 Million in the bank and no material debt.

Forward-Looking Statement Caution

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws applicable to the Company’s disclosures, regarding the results of bottle roll testing of its initial set of nine composite samples, and future production potential on certain of the Company’s mineral prospects.. Such statements include, without limitation, statements regarding the potential future gold recovery rates by cyanide leaching methods, possible variation in results through the application of optimization methods and the future production potential of certain of the Company’s properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418

Facsimile: (604) 669-0384

Item 9  Date of Report

July 10, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: July 10, 2008        By /s/ Gary Freeman

                                  Gary Freeman, President/CEO/Director